

Mail Stop 3720

June 20, 2016

Daniel G. Cohen
Chief Executive Officer
FinTech Acquisition Corp.
712 Fifth Avenue, 8th Floor,
New York, New York 10019

> **Re: FinTech Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 10, 2016**
> **File No. 333-211139**

Dear Mr. Cohen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 1, 2016 letter.

Financial Statements

FTS Holding Corporation

Revenue recognition and deferred revenue, page F-28

1. We note your response to comment 8 however we continue to question why it is appropriate to report the entire amount of the discount charged to the merchant as your revenue. As previously requested, please separately address each of the indicators of gross revenue reporting and each of the indicators of net revenue reporting in ASC 605-45-45 and relate them to the services CardConnect is responsible for providing to the merchant clients. With respect to each indicator, explain your conclusion regarding whether it reasonably supports gross or net revenue reporting.

2. In your response to the above comment, please explain how CardConnect has credit risk with respect to the processor fee, network association assessment fee, or the issuing bank interchange fee. It appears you do not collect or pay these fees so we do not understand how you are exposed to credit risk.

3. Further, we note from your response to comment 8 that you handle all customer service inquiries from agents and merchants. However, it is unclear to us whether you have any contractual obligation to fund merchant transactions in the absence of Wells Fargo or Synovus bank funding. Please clarify. Also explain to us why, from the perspective of the merchant, the issuing bank is not the party bearing the primary obligation to fund their transaction.

4. Regarding the example of a refund on page 5 of your letter in response to comment 8, assuming a typical payment processing transaction depicted in the diagram on page 126, it is unclear why CardConnect would be responsible for any refund amount in excess of the amount paid to the merchant e.g. $97.50, please explain.

5. You should also explain how you are the party primarily obligated to provide these services depicted in the diagram on page 126 given you do not provide them, you have not contracted with the processor, network association, or issuing bank to provide them, and apparently it is understood by the parties involved that you are not responsible for them.

Intangible Assets, page F-31

6. Please clarify your response to comment 9 and tell us the following:
   - Specify and explain the particular accounting literature within ASC 350 that you believe supports your conclusions regarding your accounting for residual buyout payments;
   - Tell us whether the amortization periods for your residual buyout assets reflect the contractual or alternatively the expected lives of your relationships with the merchant or the independent sales agent;
   - Explain how you address the impact of merchant attrition in your accounting for the useful lives of these assets; and
   - Explain how you address and account for residual buyouts where revenue streams from merchants acquired fall short of the expectations upon which future independent sales agent residuals were estimated.

5. Intangible Assets and Goodwill, page F-44

7. We note the disclosure provided in response to comment 11. With a view towards additional clarifying disclosure, please explain to us (a) how you are calculating

amortization under the proportional cash flow method, i.e. percentages used (b) if you are amortizing specific contracts or groups of similar contracts, and (c) clarify if this is an accelerated method.

Operating Segments

8. We note in your response to comment 12 the Company's Enterprise services do not meet the required quantitative thresholds to be reported as a separate operating segment. Explain to us why you are not required to report this in an all other category pursuant to ASC 280-10-50-15.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications